Press Release

AHOLD RELEASED FROM ARGENTINE TAX CLAIMS

Amsterdam, The Netherlands, April 6, 2006 - Ahold today announced that the Argentine tax authorities - the Administration Federal de Ingresos Publicos
(AFIP) - have agreed to withdraw both a firm and a preliminary tax claim against Disco S.A. for taxes allegedly owed in connection with Disco bond issues in 1998 in the aggregate of USD 350 million. These claims were mentioned in Ahold's annual report 2004. The tax assessments, including penalties and interest, totaled approximately ARP 753 million (EUR 210 million) at year-end 2005.

As a result, the AFIP today submitted a request to the Argentine Tax Court to withdraw litigation pending against Disco S.A. It is also in the process of withdrawing its preliminary tax assessment and releasing attachments on Disco's real estate.

Under the terms of a share purchase agreement signed on March 5, 2004 with Cencosud on the sale of Disco shares, Ahold was to indemnify Cencosud and Disco for the outcome of these tax assessment claims.

On July 17, 2003, the AFIP served Disco with a formal assessment notice for taxes allegedly owed in connection with a USD 100 million Disco bond issue in 1998 due May 2003, which was repaid at maturity, and a USD 250 million Disco bond issue in 1998 due May 2008, which was redeemed in July 2003. The AFIP alleged that Disco improperly failed to pay Value Added Tax on both bond issues and failed to withhold tax on the interest paid to foreign holders of its allegedly non-public bonds. Disco has always maintained that the bonds were placed through a public offer and that taxes have been withheld and paid in compliance with applicable Argentine laws and regulations. Consequently, Ahold has never taken a provision in connection with these claims.

The withdrawal of the tax assessment claims needs in part to be ratified by the Argentine Tax Court. It was made under the condition that each party agrees to bear its own legal costs related to the defense of the matter.

                                                                         2006010

Ahold Press Office: +31 20 509 5343

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DISCLAIMER
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements are the statements as to the expectation that the Argentine Tax Court will ratify the withdrawal of the tax assessment claims by the Argentine tax authorities, that the Argentine tax authorities will withdraw their preliminary tax assessment and that they will release the attachments on Disco's real estate. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, actions of third parties including govermental and judicial authorities, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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